Holdings & Sectors

Holdings

Top 15 Holdings as of September 30, 2017	
MasterCard, Inc.	6.64%
Apple Inc.	5.27%
Citigroup, Inc.	4.67%
BNP Paribas SA	4.32%
Baidu, Inc.	4.24%
Diageo PLC	3.39%
Bank of America Corp.	3.25%
Alphabet, Inc. Class A	2.91%
American International Group, Inc.	2.89%
Alphabet, Inc. Class C	2.87%
LVMH Moet Hennessy Louis Vuitton	2.84%
T. Rowe Price Associates Inc.	2.52%
Unilever PLC ADR	2.48%
Novo-Nordisk AS ADR	2.47%
Banco do Brasil	2.44%

Sectors

Ticker Symbol: MUNDX

DATE: 10/4/2017
NAV: 17.12
DAY CHANGE: -0.06

2016 Dividend & Capital Gains as of 12/23/2016

Dividend: $0.07361
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

General Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting
Forms & Applications

LATEST NEWS

Quarterly Commentary 3Q17
Mundoval Factsheet 3Q17

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Information Technology 21.94%
Financials 20.09%
Consumer Discretionary 15.42%
Consumer Staples 12.37%
Healthcare 9.59%
Energy 6.22%
Telecommunications 2.95%
Industrials 1.98%
Utilities 1.52%
Materials 0.00%
Cash 7.92%

Fund Sectors as of September 30, 2017	
Information Technology	21.94%
Financials	20.09%
Consumer Discretionary	15.42%
Consumer Staples	12.37%
Healthcare	9.59%
Energy	6.22%
Telecommunications	2.95%
Industrials	1.98%
Utilities	1.52%
Materials	0.00%
Cash	7.92%

Geographic Diversification

As of September 30, 2017

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7.92%
46.30%
45.78%
Domestic
International
Net Cash 1

**Net Cash represents cash equivalents and other assets less liabilities.*

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA
92037
PH: 858-454-4837



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Disclaimer

Performance & NAV

Average Annual Total Returns[2]

As of September 30, 2017


Mundoval Fund
MSCI World Index
6.43%
4.84%
20.32%
18.17%
3.32%
7.68%
9.37%
10.99%
3.89%
4.21%
6.69%
7.26%
QTD
Non-annualized
1 Year
3 Year
5 Year
10 Year
*Since
Inception

Hypothetical Growth of $10,000 since inception[2]


$23,314
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Ticker Symbol: MUNDX

DATE: 10/4/2017
NAV: 17.12
DAY CHANGE: -0.06

2016 Dividend & Capital Gains as of 12/23/2016

Dividend: $0.07361
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

LATEST NEWS

Quarterly Commentary 3Q17
Mundoval Factsheet 3Q17

SUBSCRIBE TO OUR NEWSLETTER

name
email
phone

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $23,314.34 on 9/30/17. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

Choose Newsletter

- [ ] Mundoval Fund Newsletter
- [ ] Advisor Commentary
- [ ] Whitepapers

Subscribe


PROSPECTUS

Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA
92037
PH: 858-454-4837

